Proxy

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF BERKLEY RESOURCES INC. TO BE HELD AT THE TERMINAL CITY CLUB, 837 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA ON MONDAY, JUNE 13, 2005 AT 9:30 O’CLOCK IN THE FORENOON [LOCAL TIME]

The undersigned Shareholder of the Company hereby appoints, Matthew Wayrynen, President and Director of the Company, or failing him, Louis Wolfin, Director of the Company, or      , (print the name), as proxyholder for and on behalf of the Shareholder with the power of substitution to attend, act and vote for and on behalf of the Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Shareholders of the Company (the “Meeting”) and a every adjournment thereof, to the same extent and with the same powers as if the undersigned Shareholder were present at the said Meeting, or any adjournment thereof.

You have the right to appoint a person or company to represent you at the Meeting, other than the persons designated above. See instructions on reverse.

The Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Shareholder as specified herein.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)
1. Appointment of Auditor.
2. To authorize Directors to fix the Auditor’s remuneration.
3. To determine the number of directors at seven (7).
4. To elect as a Director:

Lloyd Andrews
Ronald D. Andrews
Lindsay Gorrill
James O’Byrne
Matthew Wayrynen
David Wolfin
Louis Wolfin

5. To consider and if thought fit, approve a special resolution to alter the Notice of Articles to remove the application of Pre-existing Company Provisions as more particularly described in the Information Circular.
6. To consider and if thought fit, approve a special resolution to alter the Articles of the Company to a new form of Articles as more particularly described in the Information Circular.
7. To consider and if thought fit, approve a special resolution to change the authorized share structure of the Company to an unlimited number of common shares without par value.
8.To amend the company’s 2003 Stock Option Plan (the “Plan”) by increasing the number of common shares reserved for issuance under the Plan from 1,350,000 shares to 1,939,000 shares.
9. To grant the proxyholder authority to vote at his/her discretion on any amendment to the previous resolutions, or any other matters which may properly come before the Meeting.

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:
Please print name:
Date:
Number of Shares Represented by Proxy:

This proxy form must be signed and dated. See important information and instructions on reverse.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. This Proxy is solicited by the Management of the Company.

2.	This form of proxy (“Instrument of Proxy”) must be signed by you, the Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.	If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Shareholder, by Computershare Trust Company of Canada.

4.	A Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may do so as follows:

(a)	If you are a registered Shareholder: simply register with the scrutineer before the Meeting begins.

(b)	If you are a Shareholder whose securities are held by a financial institution: using the reverse of this Instrument of Proxy, strike out the names of the management proxyholders shown and insert your name as the proxyholder in the blank space provided, indicate a voting choice for each resolution or, alternatively, leave the choices blank if you wish not to vote until the Meeting; and sign, date and return the Instrument of Proxy to the financial institution or its agent who will validate and file your votes with Computershare Trust Company of Canada. At the Meeting, a vote will be taken on each of the resolutions set out on this Instrument of Proxy and the Shareholder’s vote will be counted at that time.

5.	A Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a) If you are a registered Shareholder:

(i)	To appoint one of the management proxyholders named on the Instrument of Proxy, leave the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Shareholder had specified an affirmative vote;

or

(ii)	To appoint another proxyholder, who need not be a Shareholder of the Company to vote according to the Shareholder’s instructions, strike out the Management proxyholders shown and insert the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.

(b) If you are a Shareholder whose securities are held by a financial institution:

Complete this Instrument of Proxy and return it to your financial institution or its agent to validate and file your votes with Computershare Trust Company of Canada. Do not complete the blank space provided for the appointment of an alternate proxyholder unless that person will be able to attend the Meeting and vote on your behalf.

6.	The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any poll of a resolution that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.	If a registered Shareholder has submitted an Instrument of Proxy, the Shareholder may still attend the Meeting and may vote in person. To do so, the Shareholder must record his/her attendance with the scrutineer before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of “COMPUTERSHARE TRUST COMPANY OF CANADA” no later than forty eight
(48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the
Meeting, or any adjournment thereof. The mailing address of Computershare
Trust Company of Canada is 9th Floor -100 University Avenue, Toronto, Ontario,
M5J 2Y1, and its fax number is 1-866-249-7775. General Shareholder Inquiries:

Telephone: 1-800-564-6253 or E-mail: careistryinfo@computershare.com